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                        [WESTPOINT STEVEN LETTERHEAD]

                                                                OCTOBER 29, 1999

To Our Stockholders:

     WestPoint Stevens Inc. ("WestPoint") is offering to purchase up to 3,000,000 shares of its Common Stock (the "Shares"), representing approximately 5.6% of the currently outstanding Shares, from existing stockholders. WestPoint is conducting the tender offer through a procedure commonly referred to as a "Dutch Auction." This allows you to select the price within the specified price range (not greater than $22.00 nor less than $19.00 per Share) at which you are interested in selling your Shares to WestPoint. At the conclusion of the offer and receipt of tenders, WestPoint will determine the lowest price within the aforementioned price range that will enable it to purchase up to 3,000,000 Shares. The same purchase price will be paid for all Shares purchased in the offer.

     The offer will expire at 5:00 p.m., New York City time, on Tuesday, November 30, 1999, unless extended. Tenders must be received by The Bank of New York, the Depositary, prior to the expiration of the offer.

     As you may be aware, as part of the offer, qualifying Odd Lot Holders (i.e. stockholders beneficially owning in the aggregate fewer than 100 Shares) who validly tender all of their Shares prior to the Expiration Date (as defined in Section 1 of the enclosed Offer to Purchase) and who do not withdraw any of their Shares in accordance with the terms of the offer will have their Shares accepted before proration of the remaining Shares (the "Odd Lot Preference") if proration is required. Stockholders who wish to participate in the offer and receive the Odd Lot Preference must tender their entire holdings. Partial tenders will not receive Odd Lot Preference.

     On October 28, 1999, the last trading day prior to the commencement of the offer, the closing price per Share on the New York Stock Exchange was $18 1/16. Any stockholder whose Shares are purchased in the offer will receive the purchase price in cash and will not incur the usual transaction costs associated with open market sales. Any Odd Lot Holders whose Shares are purchased pursuant to the offer will avoid the applicable odd lot discounts payable on sales of odd lots on the securities exchanges.

     THE BOARD OF DIRECTORS OF WESTPOINT HAS APPROVED THE MAKING OF THE OFFER. HOWEVER, NEITHER WESTPOINT NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER ANY STOCKHOLDER SHOULD TENDER ANY OR ALL OF SUCH STOCKHOLDER'S SHARES PURSUANT TO THE OFFER OR AS TO THE PRICE OF ANY TENDER. EACH STOCKHOLDER MUST MAKE SUCH STOCKHOLDER'S OWN DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER OR AT WHAT PRICE. WESTPOINT HAS BEEN ADVISED THAT NONE OF ITS DIRECTORS OR EXECUTIVE OFFICERS INTENDS TO TENDER SHARES PURSUANT TO THE OFFER.

     We urge stockholders to carefully and immediately review the Offer to Purchase and the other materials enclosed herewith. If you have any questions or need assistance, please call Merrill Lynch, the Dealer Manager, at
(212) 236-3790 (call collect) or Innisfree M&A Incorporated, the Information Agent, toll-free, nationwide, at (888) 750-5834. If you require additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery, please call the Information Agent. They will be glad to help you.

                                          Sincerely,

                                          /s/ Holcombe T. Green, Jr.
                                          ---------------------------
                                          Holcombe T. Green, Jr.
                                          Chairman of the Board and
                                          Chief Executive Officer


    WESTPOINT STEVENS INC. 1185 AVENUE OF THE AMERICAS NEW YORK, NY 10036
                              TEL: 212 930 2000